UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-24923

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

(Full title of the plan)

CONEXANT SYSTEMS, INC.

(Name of issuer of the securities held pursuant to the plan)

100 SCHULZ DRIVE
RED BANK, NEW JERSEY 07701
(Address of principal executive office)

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS:
Statements of net assets available for benefits as of December 31, 2003 and 2002	4
Statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002	5
Notes to financial statements	6
SUPPLEMENTAL SCHEDULES:
Schedule of assets held for investment purposes as of December 31, 2003 and 2002	14
(Schedules, other than those listed above, are omitted because of the absence of conditions under which they are required.)
Signature	16
EXHIBIT 23
EXHIBIT 99

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Conexant Systems, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic 2003 and 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
June 22, 2004

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments—at fair value (Note 3):
Conexant common stock funds	$41,531,049	$11,094,422
Skyworks common stock fund	8,571,863	10,746,564
Mindspeed common stock fund	14,811,396
Shares of mutual funds	57,306,283	48,581,681
Interest in collective trusts	12,361,073	6,443,131
Participant loans receivable	763,793	1,044,003

Total investments	135,345,457	77,909,801

Contributions receivable—Other	20,987	2,345

Cash	604,970	435,650

Total assets	135,971,414	78,347,796

LIABILITIES:
Payable for excess contributions	4,627
Other liabilities		1,043

Total liabilities	4,627	1,043

NET ASSETS AVAILABLE FOR BENEFITS	$135,966,787	$78,346,753

The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$58,167,776	$(44,603,298)
Interest and dividends	1,338,350	1,130,011

Total investment income (loss)	59,506,126	(43,473,287)

Contributions:
Participant	11,323,252	19,919,668
Employer	4,777,313	8,349,214
Rollover	301,274	718,315

Total contributions	16,401,839	28,987,197

Total additions (reductions)	75,907,965	(14,486,090)

DEDUCTIONS:
Benefits paid and other distributions to participants	(18,131,888)	(7,011,328)
Administrative fees and other deductions	(156,043)	(199,217)

Total deductions	(18,287,931)	(7,210,545)

NET INCREASE (DECREASE)	57,620,034	(21,696,635)
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	78,346,753	100,043,388

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$135,966,787	$78,346,753

The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF PLAN

Effective January 1, 1999, Conexant Systems, Inc. (the “Company” or “Plan Sponsor”) adopted the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan designed to qualify under Internal Revenue Code (the “Code”) Section 401(a). The Plan covers substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2003, the Plan had 3,349 participants.

Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services to the Plan in its capacity as agent for the trustee, Fidelity Management Trust Company (“Fidelity”), pursuant to the terms of the Trust Agreement between Conexant Systems, Inc. Master Trust (the “Trust”) and Fidelity. All of the Plan’s assets and the assets of the Conexant Systems, Inc. Hourly Employees’ Savings Plan are kept in the Trust. As of December 31, 2003 and 2002, the Plan owned 98% and 97%, respectively, of the total net assets available for benefits in the Trust. Net assets of the Trust and plan-specific expenses are allocated to the Plans based on specific identification. Net investment income, gains and losses and general expenses are allocated based on the Plan’s proportional share of net assets in the Trust.

Contributions—Effective October 1999, the Plan was amended to provide for employees to contribute from 1% to 17% of base compensation through payroll deductions on a pre-tax, post-tax, or combination basis, up to the annual maximum pre-tax dollar limit established by the Internal Revenue Service (“IRS”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 25 mutual funds, an interest in collective trusts, the Conexant Stock Fund, Skyworks Stock Fund and the Mindspeed Stock Fund as investment options for participants. The Company matches 100% up to the first 4% of employee compensation contributed to the Plan. The Company may also, at its discretion, make an additional variable match of between 0% and 100% on the first 4% an employee contributes, depending on the Company’s overall financial performance. All Company contributions are directed to the Conexant Stock Fund A (not participant directed).

Effective January 1, 2002, the Plan was amended to modify the Company matching contribution from a fixed percentage to be determined from time to time by the Employee Benefit Plan Committee, in its sole discretion and to remove the additional Company variable matching contribution. The Plan was also amended to add a Company discretionary profit sharing contribution, to be determined by the Employee Benefit Plan Committee, in its sole discretion, based upon the financial performance of the Company. The discretionary profit sharing contribution is to be allocated to all eligible participants employed on the last day of the plan year on a pro-rata basis based on each participant’s compensation.

The amount allocated in each calendar year to any participant cannot exceed the lesser of $40,000 or 100% of the participant’s total compensation for the plan year ended December 31, 2003. For purposes of this limitation, amounts allocated shall comprise Company matching contributions and the participant’s pre-tax and post-tax contributions. No discretionary profit sharing match was provided during the years ended December 31, 2003 and 2002.

Participant Accounts—Each participant’s account reflects the participant’s contributions, the Company’s matching contributions, an allocation of Plan earnings (losses), and an allocation of administrative expenses. Administrative expenses are equally allocated to all participants.

Participants are permitted at any time to transfer all or a portion of the value of their interest in the Plan’s investment funds (including Conexant Stock Fund B), which are attributable to their own participant contributions into one or more of the other investment funds. A participant who has attained the age of 59 1/2, whether or not retired from the Company, is permitted to elect at any time to transfer all or a portion of the total value of their interest in Conexant Stock Fund A to any one or more of the other investment funds. For participants still employed with the Company, all subsequent Company matching contributions and Company profit sharing contributions, if any, will continue to be in Conexant common stock and will continue to be directed into Conexant Stock Fund A.

Investment Options—As of December 31, 2003 and 2002, the Plan offered investment options in the following funds (percentages are approximate, and descriptions are based on the information extracted from the related prospectus):

a.	Conexant Stock Fund B—Conexant Systems, Inc. common stock, cash and the proceeds and income on such cash and common stock.

b.	Skyworks Stock Fund—Skyworks common stock, cash and the proceeds and income on such cash and common stock.

c.	Mindspeed Stock Fund—Mindspeed common stock, cash and the proceeds and income on such cash and common stock.

d.	Oakmark Select I—The fund invests primarily in domestic equity securities. It may invest up to 25% of assets in securities of non-U.S. issuers, including foreign government obligations and foreign equity and debt securities traded over-the-counter (“OTC”) or on foreign exchanges; it may invest no more than 5% in securities of issuers in emerging markets.

e.	Baron Growth—The fund invests primarily in common stocks but may also invest in other equity type securities such as convertible bonds and debentures, preferred stocks, warrants and convertible preferred stocks. It invests primarily in small sized companies with market values less than $1,500,000,000.

f.	Ariel Fund—The fund normally invests 80% of assets in equity securities with market capitalizations under $2 billion. It may invest the remaining 20% in investment grade debt securities. The fund seeks environmentally responsible companies; it may not invest in issuers primarily involved in the manufacture of weapons systems, nuclear energy, or tobacco.

g.	T. Rowe Price Emerging Markets Stock Fund—Normally invests at least 80% of assets in securities of companies located in emerging markets. It invests primarily in common stocks but may also invest in preferred stocks, convertible securities, and fixed income securities. The funds investments are typically diversified across emerging markets in Latin America, Asia, Europe, Africa, and the Middle East.

h.	Van Kampen Growth and Income Fund Class A—Invests primarily in income-producing equity securities, including common stocks and convertible securities (although investments are also made in nonconvertible preferred stocks and debt securities).

i.	Fidelity Low Price Stock Fund—Normally investing at least 80% of assets in low-priced stocks (those priced at or less than $35 per share), which can lead to investments in small and medium-sized companies.

j.	Franklin Small Mid-Cap Growth Fund-A—Normally invests at least 80% of its net assets in equity securities of small capitalization companies and in the equity securities of mid-capitalization companies. The fund may invest a very small portion of its assets in private or illiquid securities, such as late-stage venture capital financings.

k.	Fidelity Fund—Invests primarily in common stocks. The fund potentially invests a portion of its assets in bonds, including lower-quality debt securities. Invests in domestic and foreign issuers.

l.	Fidelity Growth Company Fund—Invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies that it believes have above-average growth potential.

m.	Fidelity OTC Portfolio Fund—Normally invests primarily in common stocks. Normally invests at least 65% of its assets in securities principally traded on the OTC market, which has more small and medium-sized companies than other markets. Potentially, the fund may invest in non-OTC securities. The fund may invest in domestic and foreign issuers. Securities traded on the OTC market tend to be from smaller or newer companies, which generally involve greater investment risk than investments in larger, well-known companies.

n.	Fidelity Equity-Income Fund—Primary investment focus on income-producing stocks, such as common and preferred stocks, with some limited focus on bonds producing income (in general, would avoid securities without proven earnings or credit).

o.	Fidelity Emerging Markets Fund—Primary investment focus is stock of companies in emerging markets, with emphasis on countries with a relatively low Gross National Product compared to the world’s major economies, but with potential for rapid growth.

p.	Fidelity Diversified International Fund—Primary focus is stocks of larger companies which are located outside the United States and which are viewed as being undervalued.

q.	Fidelity Dividend Growth Fund—Invests in stocks of companies that have potential to increase the amount of their dividends or to begin paying them if none are currently paid.

r.	Fidelity Mid-Cap Stock Fund—Primary focus in stocks of mid-size companies with capitalizations within the range of the Standard & Poor’s MidCap 400 (approximate capitalization of $110,000,000 to $5,000,000,000).

s.	Fidelity Freedom Income Fund—20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds and 40% in Fidelity money market mutual funds.

t.	Fidelity Freedom 2000 Fund—25% in Fidelity stock mutual funds, 43% in Fidelity bond mutual funds and 32% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

u.	Fidelity Freedom 2010 Fund—45% in Fidelity stock mutual funds, 46% in Fidelity bond mutual funds and 9% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

v.	Fidelity Freedom 2020 Fund—69% in Fidelity stock mutual funds and 31% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

w.	Fidelity Freedom 2030 Fund—82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

x.	Fidelity Freedom 2040 Fund—Invests in a combination of Fidelity equity, fixed income and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy.

y.	Fidelity U.S. Bond Index Fund—Investment grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury and U.S. government securities, corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar denominated foreign securities.

z.	Fidelity Intermediate Government Income—Normally invests at least 80% of total assets in U.S. Government securities and repurchase agreements for those securities. Invests in instruments related to U.S. Government securities while normally maintaining a dollar-weighted average maturity of three to ten years.

aa.	Spartan U.S. Equity Index Fund—Primary investment focus on the 500 domestic companies that make up the S&P 500 and in other securities that are based on the value of that Index.

bb.	Fidelity Managed Income Portfolio (Stable Value) Fund—This is a collective trust which primarily invests in investment contracts providing a stated rate of interest, which is offered by major insurance companies, with some investment in certain types of fixed income securities to provide daily liquidity.

Vesting—Participant elective deferral contributions and Company contributions are fully vested at all times.

Payment of Benefits—Balances may be withdrawn when participants become disabled, die, retire, or terminate employment. Such balances may be kept in the Plan, in any of the Plan’s investment options, if the balance is greater than $5,000. Upon retirement, a participant may elect to receive a lump-sum amount or ten or fewer annual installments equal to the value of his or her account.

Forfeited Accounts—At December 31, 2003 and 2002, there were no material forfeited nonvested accounts. These accounts would be used to reduce employer contributions. During the years ended December 31, 2003 and 2002, employer contributions were not reduced by any forfeited nonvested accounts.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Participant Loans Receivable—Participants who are active employees of the Company may borrow up to the lesser of 50% of their account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable ratably through biweekly payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant’s principal residence, which provide for repayment over a reasonable period of time that may not exceed ten years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the last day of the preceding quarter in which the loan funds, plus 1% (5% at December 31, 2003). During the year ended December 31, 2003, $225,947 in defaulted loans were converted to taxable distributions and included in benefits paid to participants in the accompanying financial statements. There were no loans in default outstanding at December 31, 2003 and 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, and present the net assets available for benefits and changes in those net assets.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Plan’s investments are valued at their quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—The costs of administering the Plan are paid for by the Company, with the exception of a per participant fee charged by Fidelity Investments, which is applied equally to all participant accounts on a quarterly basis.

Derivative Financial Instruments—Derivative financial instruments are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets available for benefits and measure those instruments at fair value. As of December 31, 2003 and 2002, the Plan had no derivative financial instruments.

3. INVESTMENTS

     The following is a summary of investments held as of December 31:

	2003		2002
	Cost	Fair Value	Cost	Fair Value
Conexant Stock Fund A*	$15,686,513	$27,393,589	$15,660,751	$7,316,010
Conexant Stock Fund B	10,424,375	14,137,460	11,015,998	3,778,412
Skyworks Stock Fund	30,717,553	8,571,863	38,306,149	10,746,564
Mindspeed Stock Fund	3,569,460	14,811,396
Oakmark Select I	1,589,490	1,787,419	401,571	377,484
Baron Growth	648,147	744,375	394,156	361,077
Ariel Fund	144,302	163,235
T. Rowe Price Emerging Market Fund	107,803	127,598
Van Kampen Growth & Income Class A	232,640	266,707
Fidelity Low Price Stock Fund	1,271,528	1,518,716	467,198	427,867
Franklin Small-Mid Cap Growth A			1,656,792	1,113,780
Fidelity Fund	638,731	655,094	586,549	449,566
Fidelity Growth Company	3,406,132	3,333,797	3,354,567	2,175,989
Fidelity OTC Portfolio	981,757	936,868	998,651	661,081
Fidelity Equity Income			4,471,013	3,526,004
Fidelity Emerging Markets			1,087,272	905,593
Fidelity Diversified International	3,563,393	4,177,439	3,528,674	2,934,394
Fidelity Dividend Growth	11,571,441	11,493,609	11,702,056	9,296,672
Fidelity Mid-Cap Stock	7,740,506	7,861,901	8,371,315	6,207,119
Fidelity Freedom Income	576,386	583,819	538,441	520,372
Fidelity Freedom 2000	606,488	601,347	569,625	524,349
Fidelity Freedom 2010	2,100,429	2,056,014	2,152,610	1,834,701
Fidelity Freedom 2020	3,689,674	3,568,434	3,484,260	2,674,157
Fidelity Freedom 2030	2,872,442	2,762,098	2,891,548	2,125,723
Fidelity Freedom 2040	74,167	82,193	11,806	11,512
Fidelity U.S. Bond Index	5,329,583	5,451,520	5,254,378	5,469,399
Fidelity Intermediate Government	140,536	139,055
Spartan U.S. Equity Index	9,462,918	8,995,045	9,682,007	6,984,842
Fidelity Managed Income Portfolio (stable value)	12,361,073	12,361,073	6,443,131	6,443,131
Participant loans receivable (bearing interest from 5.00% to 10.50%)	763,793	763,793	1,044,003	1,044,003

	$130,271,260	$135,345,457	$134,074,521	$77,909,801

* Nonparticipant directed

The following table presents investments that represent 5% or more of the Plan’s net assets at fair value as of December 31:

	2003	2002
Conexant Stock Fund A*	$27,393,589	$7,316,010
Conexant Stock Fund B	14,137,460
Skyworks Stock Fund	8,571,863	10,746,564
Mindspeed Stock Fund	14,811,396
Fidelity Dividend Growth	11,493,609	9,296,672
Fidelity Mid-Cap Stock	7,861,901	6,207,119
Fidelity U.S. Bond Index		5,469,399
Spartan U.S. Equity Index	8,995,045	6,984,842
Fidelity Managed Income Portfolio (stable value)	12,361,073	6,443,131

* Nonparticipant directed

The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in value as follows for the years ended December 31:

	2003	2002
Conexant Stock Fund A*	$19,266,815	$(26,730,735)
Conexant Stock Fund B	15,989,029	(10,805,775)
Skyworks Stock Fund	85,453	3,639,084
Mindspeed Stock Fund	11,529,603
Mutual funds	11,296,876	(10,705,872)

	$58,167,776	$(44,603,298)

* Nonparticipant directed

4. INCOME TAXES

The IRS has determined and informed the Company by a letter dated December 13, 2000, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6. NONPARTICIPANT DIRECTED INVESTMENTS

As employer contributions are in the form of Conexant common stock, and such investments cannot be transferred to other funds, except as described in Note 1, these investments are considered nonparticipant-directed investments.

Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investments is as follows at December 31:

	2003	2002
Net assets—Conexant Stock Fund A	$27,393,589	$7,316,010

Changes in net assets:
Employer contributions	$4,775,733	$8,349,214
Net appreciation (depreciation) in fair value of investments	19,266,815	(26,730,735)
Benefits paid to participants	(3,964,969)	(872,941)

Net change	20,077,579	(19,254,462)
Conexant Stock Fund A—Beginning of year	7,316,010	26,570,472

Conexant Stock Fund A—End of year	$27,393,589	$7,316,010

7. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services amounted to $156,043 and $199,217 for the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Plan held 6,829,356 and 5,680,479 shares of common stock of Conexant Systems, Inc., the sponsoring employer, with a cost basis of $26,110,888 and $26,676,749, respectively. During the years ended December 31, 2003 and 2002, the Plan recorded no dividend income.

8. SUBSEQUENT EVENTS

Effective April 1, 2004, the Conexant Systems, Inc. Hourly Employee’s Savings Plan was merged with and into the Plan and all undistributed account balances and liabilities (including outstanding loan balances) associated therewith were transferred to the Plan.

Effective June 4, 2004, the GlobespanVirata, Inc. Retirement Savings Plan was merged with and into the Plan. Additionally, the Company changed its method for matching employee contributions to match 66.66% on the first 6% of eligible contributions made to the Plan. Matching contributions will no longer be directed to the Conexant Stock Fund A, but will be allocated based on participant investment elections in effect at the time of the Company matching contribution. Participants may re-allocate amounts held in the Conexant Stock Fund A to other investment options in the Plan.

Also effective June 4, 2004, the Company changed the method in which participants vest in Company matching contributions. Company matching contributions, and related earnings thereon, will vest as follows: 40% after two years of services, 70% after three years of service, and 100% after four years of service, or in the event of death, disability, or the attainment of age 60. Any Company matching contributions made prior to June 4, 2004 will remain 100% vested.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Fair
	Similar Party	Par or Maturity Value	Cost	Value
*	Fidelity Investments	Conexant Stock Fund A^	$15,686,513	$27,393,589
*	Fidelity Investments	Conexant Stock Fund B	10,424,375	14,137,460
*	Fidelity Investments	Skyworks Stock Fund	30,717,553	8,571,863
*	Fidelity Investments	Mindspeed Stock Fund	3,569,460	14,811,396
	Oakmark Funds	Oakmark Select I	1,589,490	1,787,419
	Baron Funds	Baron Growth	648,147	744,375
*	Fidelity Investments	Ariel Fund	144,302	163,235
	Franklin Resources, Inc.	T. Rowe Price Emerging Market Fund	107,803	127,598
*	Fidelity Investments	VK Growth & Income	232,640	266,707
*	Fidelity Investments	Fidelity Low Price Stock Fund	1,271,528	1,518,716
*	Fidelity Investments	Fidelity Fund	638,731	655,094
*	Fidelity Investments	Fidelity Growth Company	3,406,132	3,333,797
*	Fidelity Investments	Fidelity OTC Portfolio	981,757	936,868
*	Fidelity Investments	Fidelity Diversified International	3,563,393	4,177,439
*	Fidelity Investments	Fidelity Dividend Growth	11,571,441	11,493,609
*	Fidelity Investments	Fidelity Mid-Cap Stock	7,740,506	7,861,901
*	Fidelity Investments	Fidelity Freedom Income	576,386	583,819
*	Fidelity Investments	Fidelity Freedom 2000	606,488	601,347
*	Fidelity Investments	Fidelity Freedom 2010	2,100,429	2,056,014
*	Fidelity Investments	Fidelity Freedom 2020	3,689,674	3,568,434
*	Fidelity Investments	Fidelity Freedom 2030	2,872,442	2,762,098
*	Fidelity Investments	Fidelity Freedom 2040	74,167	82,193
*	Fidelity Investments	Fidelity U.S. Bond Index	5,329,583	5,451,520
*	Fidelity Investments	Fidelity Intermediate Government	140,536	139,055
*	Fidelity Investments	Spartan U.S. Equity Index	9,462,918	8,995,045
*	Fidelity Investments	Fidelity Managed Income Portfolio (stable value)	12,361,073	12,361,073
		Participant loans receivable (bearing interest from 5.00% to 10.50%)	763,793	763,793

			$130,271,260	$135,345,457

* Identified as a party-in-interest to the Plan
^ Nonparticipant directed

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issue,	including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Fair
	Similar Party	Par or Maturity Value	Cost	Value
*	Fidelity Investments	Conexant Stock Fund A^	$15,660,751	$7,316,010
*	Fidelity Investments	Conexant Stock Fund B	11,015,998	3,778,412
*	Fidelity Investments	Skyworks Stock Fund	38,306,149	10,746,564
	Oakmark Funds	Oakmark Select I	401,571	377,484
	Baron Funds	Baron Growth	394,156	361,077
*	Fidelity Investments	Fidelity Low Price Stock Fund	467,198	427,867
	Franklin Resources, Inc.	Franklin Small-Mid Cap Growth A	1,656,792	1,113,780
*	Fidelity Investments	Fidelity Fund	586,549	449,566
*	Fidelity Investments	Fidelity Growth Company	3,354,567	2,175,989
*	Fidelity Investments	Fidelity OTC Portfolio	998,651	661,081
*	Fidelity Investments	Fidelity Equity Income	4,471,013	3,526,004
*	Fidelity Investments	Fidelity Emerging Markets	1,087,272	905,593
*	Fidelity Investments	Fidelity Diversified International	3,528,674	2,934,394
*	Fidelity Investments	Fidelity Dividend Growth	11,702,056	9,296,672
*	Fidelity Investments	Fidelity Mid-Cap Stock	8,371,315	6,207,119
*	Fidelity Investments	Fidelity Freedom Income	538,441	520,372
*	Fidelity Investments	Fidelity Freedom 2000	569,625	524,349
*	Fidelity Investments	Fidelity Freedom 2010	2,152,610	1,834,701
*	Fidelity Investments	Fidelity Freedom 2020	3,484,260	2,674,157
*	Fidelity Investments	Fidelity Freedom 2030	2,891,548	2,125,723
*	Fidelity Investments	Fidelity Freedom 2040	11,806	11,512
*	Fidelity Investments	Fidelity U.S. Bond Index	5,254,378	5,469,399
*	Fidelity Investments	Spartan U.S. Equity Index	9,682,007	6,984,842
*	Fidelity Investments	Fidelity Managed Income Portfolio
		(stable value)	6,443,131	6,443,131
		Participant loans receivable
		(interest rates ranging from 5.75%
		to 10.50%)	1,044,003	1,044,003

			$134,074,521	$77,909,801

* Identified as a party-in-interest to the Plan
^ Nonparticipant directed

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
Date: June 23, 2004	By:	/s/ Robert McMullan
Robert McMullan Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. and Member of the Plan Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23	Consent of Independent Registered Public Accounting Firm
99	Certification pursuant to 18 U.S.C Section 1350